Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

Megan N. Gates	617 542 6000
617 542 2241 fax
Direct dial 617 348 4443
mgates@mintz.com

May 19, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Attention: Zafar Hasan, Esq.

Re:	V.I. Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-3 filed May 10, 2005

File No. 333-123781

Registration Statement on Form S-3 filed April 11, 2005

File No. 333-123997

Ladies and Gentlemen:

On behalf of V.I. Technologies, Inc. (the “Company”), and as discussed with Zafar Hasan, Esq. of the Staff of the Securities and Exchange Commission on May 16, 2005, we are submitting herewith our further analysis with respect to the integration issues raised by the Staff in its comment letter dated April 19, 2005 with respect to the Registration Statement on Form S-3 (Reg. No. 333-123781) referenced above (the “Registration Statement”). The Staff’s comment regarding integration issues is reproduced below for your reference, and our original response, as filed with Amendment No. 1 to the Registration Statement on May 10, 2005, is attached hereto as Appendix A. Accordingly, we have not set forth herein the factual background with respect to the two offerings at issue here, and any defined terms used in this letter have the same meanings as those given to them in the original response set forth as Appendix A.

Comment: With respect to the Section 5 issues, we note that in March of this year, the Company filed a Form S-2 at the same time that it was undertaking the original issuance via private placement that is now the subject of the resale registration statement. Please provide us with an analysis explaining why the two offerings should not be integrated under the relevant precedent.

Five Factors Test

In discussing the May 10 analysis with Mr. Hasan, we agreed that, as noted in the May 10 response, the Rights Offering and the Private Placement were not distinguishable based upon the “form of consideration” prong of the five factor integration test set forth in SEC Release No. 33-4552. However, after further consideration of the conversation with Mr. Hasan and of the timing, structure and other characteristics of the Rights Offering and the Private Placement, we respectfully continue to believe that these two offerings are and should be viewed by the Staff as entirely separate offerings, with distinct

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May 19, 2005

purposes, plans, timing and forms of securities issued, and accordingly should not be considered as integrated offerings for any purpose. Our reasoning for this position, and the basis for such position as drawn from SEC rules and related interpretive guidance, is set forth below.

Timing

With respect to the timing of the Private Placement and the Rights Offering, all offering activity with respect to the Private Placement ceased on December 9, 2004, which was the date on which definitive, binding agreements to purchase the securities in the Private Placement were signed by the investors. Following the signing of the binding agreements, no conditions to closing the Private Placement remained within the control of the investors, and thus the offering was complete on December 9. Accordingly, no offering activity in the Private Placement was ongoing at the time the Form S-2 relating to the Rights Offering was filed in March of this year, as was suggested by the Staff’s initial comment. The offering of the Company’s securities represented by the Rights Offering did not commence until the date on which the Registration Statement on Form S-2 relating to the Rights Offering was filed, on March 9, 2005, which was a full three months following the execution of the definitive agreements with respect to the Private Placement (and, accordingly, three months following the completion of the investment decisions made by investors in the Private Placement and the termination of that offering). In fact, the prospectus relating to the Rights Offering was not distributed to stockholders until March 28, 2005, which was the event that, as a practical matter, triggered the commencement of the public offering - which was almost four full months following the termination of offers in the Private Placement. As a result, we respectfully do not believe that the two offerings are sufficiently close in time as to warrant integration under the five factor analysis.

With respect to the timing of the initial announcement of the proposed Rights Offering, which announcement was made on December 10, 2004, and in drafting the wording of that announcement, the Company expressly relied upon the safe harbor provisions of Rule 135 under the Securities Act of 1933, as amended (the “Act”). A copy of the Company’s press release announcing the Rights Offering, which was drafted specifically to comply with the limited notice content permitted by Rule 135(a)(2) (i) - (viii) (including the provisions of Rule 135(a)(2)(viii)(A), specifically relating to rights offerings), is attached hereto as Appendix B. It is the Company’s view that, in light of the statement in Rule 135(a) that “[f]or purposes of Section 5 of the Securities Act only, an issuer…that publishes through any medium a notice of a proposed offering to be registered under the Act will not be deemed to offer its securities for sale through that notice” if the rule’s provisions are complied with, the Company’s announcement, which complied with the restrictions of Rule 135, cannot and should not be deemed to have triggered the commencement of the Rights Offering for purposes of the integration analysis. To treat it as the commencement of the Rights Offering would eviscerate the express safe harbor set forth in Rule 135, on which the Company relied in issuing the press release.

Plan of Financing

The Rights Offering and the Private Placement were not viewed by the Company, in its planning for its post-merger operating capital or in its structuring and analysis of its financing options, to be part of the same plan of financing. As noted in our May 10 response, the Company was required, as an express condition of its merger with Panacos Pharmaceuticals, Inc. (“Panacos”), to complete the Private Placement in order to have funds with which to operate the business of the combined entity. In our discussion with Mr. Hasan on May 16, Mr. Hasan indicated that we had included a statement in the May 10 response to the effect that the Rights Offering was also undertaken in order to generate funds with

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May 19, 2005

which to operate the business of the combined entity. Upon our further review of the May 10 response, we do not find that statement with respect to the proposed use of the funds from the Rights Offering to be contained in the response. The Company’s position has been, and remains, that the Rights Offering was undertaken voluntarily by the Company as a means of allowing the Company’s shareholders to purchase shares from the Company at the same, highly discounted price as that which had been agreed upon in the Private Placement. The Company engaged in the Rights Offering to address any perceived inequities that might arise from the fact that a small group of institutional and accredited investors were granted the opportunity to purchase units at a significant discount, when existing stockholders who wished to purchase additional shares of the Company’s common stock were required to pay the existing market price.1 This does not represent the same “plan of financing” as that represented by the Private Placement, which was required as a condition to the closing of the Panacos merger and was designed to raise substantial capital so as to ensure operating proceeds for the Company’s business for an extended period of time.

The Private Placement was expressly designed to raise substantial capital from institutional investors to fund ongoing operations and to broaden the Company’s institutional stockholder base. The Company raised an aggregate of $20 million in the Private Placement, thereby fulfilling the condition to the completion of its merger and providing funds for the operation of the combined company until the end of 2005. By contrast, the Company was limited by the terms of the Securities Purchase Agreement entered into with the investors in the Private Placement to raising a maximum of $5.5 million in the Rights Offering. The Rights Offering was not designed or intended to raise substantial capital. Instead, the Rights Offering was designed as a device to create equality of opportunity with respect to an investment in the Company for all Company stockholders. In fact, and as anticipated by the Company, the Rights Offering resulted in only a modest capital infusion ($2.2 million in proceeds). Moreover, as confirmation that the Company did not view the Rights Offering as a meaningful source of operating capital, the Company did not take any potential funds from the Rights Offering into account in its budgeting for the operations of the combined company following the merger.

Lastly, as further evidence that the Rights Offering and the Private Placement involved distinct plans of financing, the Company reiterates that the class of offerees in the Rights Offering was entirely separate, in express design and in fact, from the class of offerees in the Private Placement. The Rights Offering was open to all stockholders of the Company as of the offering’s record date of March 9, 2005 (which was, by design, set on a date that was prior to the closing of the Private Placement, so as to expressly exclude the purchasers in the Private Placement from being able to participate in the Rights Offering). Accredited and unaccredited investors alike were eligible to participate in the Rights Offering; the sole qualification being that they had to be owners of shares of the Company’s common stock as of March 9, 2005.2 By contrast, the offerees in the Private Placement were required to be, and all of the purchasers in the Private Placement were, accredited investors as that term is defined in Rule 501(a) under the Act. In addition, the Private Placement offerees were introduced to the Company by a placement agent, and with the exception of two investors, had no pre-existing relationship with the Company whatsoever.

[1]	By means of illustration, on December 9, 2004, the date prior to the announcement of the execution of the Securities Purchase Agreement with respect to the Private Placement, the Company’s Common Stock closed at $0.65 per share. The price per unit to be purchased in the Private Placement, including a share of Common Stock and 0.45 of a warrant to purchase a share of Common Stock, was $0.20 per unit.
[2]	As noted in the May 10 letter, Ampersand Ventures, the Company’s largest stockholder, was contractually prohibited by the terms of the Securities Purchase Agreement relating to the Private Placement from exercising its rights to purchase shares in the Rights Offering.

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May 19, 2005

Class of Security

In our discussion on May 16, Mr. Hasan also noted his belief that the Rights Offering and the Private Placement included an offer of the same class of security. However, as noted in our May 10 response, the security offered in the Private Placement was a unit consisting of one share of common stock and 0.45 warrants to purchase common stock. Investors in the Rights Offering were not offered warrants, and were only able to purchase shares of common stock. By contrast, investors in the Private Placement did not have as an investment option the ability to purchase shares of common stock alone, but rather were required to purchase units. Warrants are a common feature of private placement transactions to institutional investors in the current financing markets. Without this feature, it is unlikely that the Company could have raised the substantial amount of capital that it did in the Private Placement. The warrants constituted an important and integral part of the unit security offered to the Private Placement investors. The pricing, term, exercise mechanics and other terms and conditions of the warrants, and the extent of the warrant coverage, were extensively negotiated terms. Accordingly, an investment in the units in the Private Placement involved different considerations than an investment in common stock alone.

Our position that a unit, consisting of common stock and warrants, is a different security than common stock alone is supported by numerous SEC rules and positions. For example, options and warrants are considered “derivative securities” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and shares of common stock are not. In addition, a shelf registration statement registering the sale of common stock alone would not permit the issuer to also sell warrants for common stock, which would not be the case if, as Mr. Hasan has suggested, the SEC considered common stock and warrants to purchase common stock to be the same class of security. The Company believes that these distinctions, in addition to demonstrating further that the two offerings were not part of the same financing, must lead to a conclusion that the two offerings did not involve the offering of the same class of security.

Precedent

There is precedent in no-action letters issued by the Staff to the effect that, as long as a public offering preceded by a private offering has a sufficiently different purpose and is not part of a single plan of financing, the offering will not be integrated despite the issuer’s contemplation of the public offering at the time of the private placement, and the offerings’ close proximity in time and sale of the same security for the same form of consideration. In the no-action letter issued to Royal LePage Limited (available June 16, 1986), the issuer planned to conduct a Rule 504 offering of its common stock to a group of employees, to be followed shortly thereafter by a public offering of the same securities in order to fund its business operations. The Staff appears to have concluded that, based on the fact that the purpose of the private placement to employees was to expand the employees’ ownership level in the company and the purpose of the public offering was to raise working capital, the offerings did not need to be integrated under the five factor analysis. The same conclusion was reached with respect to a similar fact pattern in the no-action letter issued to Pacific Physician Services, Inc. (available August 20, 1985). In the case of the Rights Offering and the Private Placement, the purposes of the offerings were entirely different, and the two offerings were not part of the same plan of financing. As in the Royal LePage Limited matter, the Company engaged in the Private Placement for one purpose - to raise substantial funds for working capital and to broaden its institutional stockholder base - and engaged in the public offering (of a different security) for an entirely different purpose - to make a gesture of fairness and equal investment opportunity to its existing stockholders. Accordingly, under the principles represented by these no-action letters, the Company believes that the two offerings should not be integrated, even if the Staff concludes that the two offerings are not sufficiently separate in time or form of offered security.

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May 19, 2005

Rule 152

The Company also believes that the Rights Offering and the Private Placement should be viewed as separate offerings under the principles represented by Rule 152 under the Act and no-action letters issued by the Staff relating to that rule. Rule 152 provides a safe harbor for transactions which qualify as completed private offerings pursuant to Section 4(2) of the Act, “…although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.” In the no-action letter issued to Verticom, Inc. (available January 29, 1986), the Staff did not integrate an earlier private placement with a subsequent registered offering, even though the issuer was contemplating the registered public offering at the time of the placement, on the grounds that “under Rule 152 the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under Section 4(2).” Similarly, in a no-action letter issued to Vintage Group, Inc. (available May 11, 1988), the Staff concluded that a private placement under Rule 506 of Regulation D, to be immediately followed by a subsequent public offering, would not need to be integrated with the public offering, even where the public offering was expressly contemplated at the time of the private placement.

The Company believes that its Private Placement qualified in every respect as a transaction not involving any public offering under Section 4(2). Offers and sales were made solely to sophisticated institutional and accredited individual investors, who were, with three exceptions, brought to the Company by a placement agent. The three other investors in the Private Placement were either existing institutional investors in the Company or in Panacos. Each of the investors in the Private Placement represented to the Company in writing that they were either an accredited investor or a “qualified institutional buyer,” as those terms are defined under the Act. The investment decisions of the investors in the Private Placement were completed on December 9, 2004, and there were no remaining conditions or circumstances within such investors’ control that would have permitted a change in their decision once it had been made. For all intents and purposes, therefore, the Private Placement was entirely completed as of December 9. Under the principles represented by the Verticom letter, even if the Company’s press release issued on December 10 under the safe harbor of Rule 135 was deemed to commence a public offering, while we firmly believe it was not, that fact should not cause the two offerings to be integrated due to the fact that the Company had completed a valid private placement as of December 9.

Policy

We respectfully request that the Staff also consider, in applying the five factor test and Rule 152, whether the Rights Offering and the Private Placement are, in reality, fundamentally a part of each other or are separate and distinct from each other. As noted in the adopting release for Rule 155 (SEC Release No. 33-7943),

“The integration doctrine, which has existed since 1933, prevents an issuer from improperly avoiding registration by artificially dividing a single offering so that Securities Act exemptions appear to apply to the individual parts where none would be available for the whole. Improper reliance on an exemption can harm investors by depriving them of the benefits of full and fair disclosure or of the civil remedies that flow from registration for material misstatements and omissions of fact.”

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May 19, 2005

In the case of the Rights Offering and the Private Placement, we do not see any basis upon which to characterize the two transactions as a single offering artificially divided into two pieces. As we have outlined above, the purposes of the offerings were entirely distinct, and the two were not designed by the Company to be part of the same plan of financing.

Moreover, there is no compelling policy justification to require the integration of these two offerings, nor do we believe that integration would result in meaningful investor protection in any way. The investors in the Private Placement were sophisticated institutional or accredited investors, those least likely to need the protections of the disclosure requirements of the Act. Each of them was given an opportunity to review all of the Company’s public filings, including filings containing extensive risk factors relating to the Company’s business, and each of them is experienced in assessing the risks involved in making investments in biotechnology companies such as the Company. The Company received representations to this effect from the Private Placement investors. In addition, pursuant to confidentiality agreements entered into with such investors, the investors were given extensive access to management of the Company and to comprehensive information concerning the status and results of clinical trials of the Company’s product candidates, prior to making their investment decisions. Accordingly, the Company does not believe that any additional benefit would have accrued to the Private Placement investors by providing them with the prospectus used in the Rights Offering, which contained information specific to the terms of the Rights Offering and the same level of detail concerning the Company’s business as that which was already available to Private Placement investors in the Company’s public filings.

Finally, requiring the withdrawal of the Registration Statement relating to the Private Placement now would likely result in the Company incurring substantial financial penalties under the agreements relating to the Private Placement. Under these agreements, if the Registration Statement is not declared effective by July 2, 2005, the Company will be required to pay the investors in the Private Placement a fee of 1.5% of the aggregate purchase price paid by each investor in the Private Placement, or an aggregate fee to all investors in the Private Placement of $300,000. The Company will incur an additional $300,000 fee for each subsequent month in which the Registration Statement is not effective. These penalties would harm not only the Company, but also the Company’s investors in general, by damaging the Company’s financial position. The payment of these penalty amounts would not further in any way the policy objectives underlying the SEC’s integration rules.

Squadron Ellenoff/Black Box Analysis

In our conversation with Mr. Hasan on May 16, he noted that the Company should consider making its argument as to why the Rights Offering and the Private Placement should not be integrated using the principles set forth in the Black Box/Squadron Ellenoff no-action letters. While we are appreciative of the suggestion and have given it consideration, we have elected not to include that analysis in this letter. We do not believe that the facts of our case match closely enough with those in the Black Box/Squadron Ellenoff no-action letters, primarily because among the investors in the Private Placement, each of whom was an accredited investor, there were two individual accredited investors, in addition to a small number of qualified institutional buyers and accredited institutional investors. We understand, based on our reading of Black Box/Squadron Ellenoff, that the SEC’s analysis of integration may not be read to permit individual accredited investors as part of the group of stockholders that may be permitted to purchase shares in a simultaneous private placement during the pendency of a public offering. If our understanding is incorrect, however, we would be pleased to provide an analysis based on the principles of Black Box/Squadron Ellenoff to the Staff.

Securities and Exchange Commission

May 19, 2005

We would welcome the opportunity to discuss the above analysis further with the Staff, and hereby request such a discussion if the Staff concludes that it believes that the Rights Offering and the Private Placement must be integrated. Please contact the undersigned at (617) 348-4443, or William T. Whelan of this firm at (617) 348-1869, with any questions or comments. Thank you for your time and attention.

Very truly yours,

/s/ Megan N. Gates

Megan N. Gates

Enclosures

cc:	Jeffrey P. Riedler, Esq.

  Securities and Exchange Commission

Dr. Samuel K. Ackerman

Mr. John R. Barr

  V.I. Technologies, Inc.

William T. Whelan, Esq.

  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

May 19, 2005

Appendix A: Response Dated May 10, 2005

We believe that, for the reasons described below, the transactions contemplated by the shareholder rights offering that was registered on the Company’s Form S-2 filed on March 9, 2005 (the “Rights Offering”) should not be integrated with the private placement transaction that is the subject of the Registration Statement (the “Private Placement”), under the SEC’s integration doctrine and relevant precedent.

Background

The Company initially entered into discussions with its financial advisor with respect to the Private Placement in July 2004, following the signing of an Agreement and Plan of Merger dated as of June 2, 2004 with privately-held Panacos Pharmaceuticals, Inc. (“Panacos”), under which the Company was to acquire Panacos. The Company engaged in negotiations with the primary proposed investor in the Private Placement, Great Point Partners LLC, concerning the terms of the financing, over a period of several months, from August 2004 until December 10, 2004. Definitive agreements with respect to the Private Placement were entered into on December 10, 2004. The closing of the Private Placement was conditioned upon, among other things, the closing by the Company of its pending merger with Panacos, and upon the receipt of stockholder approval to the issuance of units consisting of shares and warrants in the Private Placement in accordance with the rules of the Nasdaq Stock Market, Inc. Entry into definitive agreements with respect to a financing was also a condition to the closing of the Panacos merger.

Under the terms of the Private Placement, the Company agreed to issue units consisting of an aggregate of 100,000,000 shares of its common stock at $0.20 per share, and detachable warrants to purchase up to 45,000,000 shares of common stock exercisable over five years from the date of issuance at $0.24 per share.

On December 10, 2004, the Company announced its intention to conduct a shareholder rights offering, in which all of the holders of its common stock as of a particular record date would have the right to purchase shares of common stock at the same price per share as had been set in the Private Placement, but without the right also to receive warrants. Under the terms of the Rights Offering, the offering period lasted from March 28, 2005 through April 29, 2005. The record date for the Rights Offering was set for March 9, 2005, thereby ensuring that only those who were stockholders of the Company prior to the consummation of the merger with Panacos and the Private Placement would participate.

On December 17, 2004, the Company filed a Registration Statement on Form S-4 in order to register the shares of its common stock that were issuable in the Panacos acquisition. As part of that Form S-4, the Company filed a proxy statement-prospectus which included the votes necessary to approve the issuance of the shares and warrants in the Private Placement. The stockholder vote to approve that issuance was held on March 10, 2005, and the closing of the Private Placement and the merger with Panacos took place the following day.

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May 19, 2005

Analysis

Under the five-factor integration test set forth in SEC Release No. 33-4552, the following five factors must be evaluated to determine whether two offerings should be integrated with each other:

•	whether the different offerings are part of a single plan of financing;

•	whether the offerings involve issuance of the same class of security;

•	whether the offerings are made at or about the same time;

•	whether the same type of consideration is to be received; and

•	whether the offerings are made for the same general purpose.

We believe that the Rights Offering and the Private Placement should not be integrated, because they do not meet the five-factor test set forth above.

Plan of Financing

The Company was required, as a condition to the consummation of its merger with Panacos, to enter into definitive agreements with respect to a financing of at least $20 million, in order to finance the operations of the merged company. The entry into agreements with respect to the Private Placement satisfied this necessary condition. By contrast, the Rights Offering was undertaken voluntarily by the Company as a means of allowing the Company’s shareholders to purchase shares from the Company at the same price as that which had been agreed upon in the Private Placement. In addition, the purchasers in the Private Placement, who were all accredited investors and who included large private investment funds, were distinct from the recipients of the rights to purchase shares in the Rights Offering. All holders of the Company’s common stock as of a particular record date were eligible to participate in the Rights Offering, regardless of accredited or non-accredited status. Further, while Ampersand Ventures, Inc., the Company’s largest stockholder, did participate in the Private Placement, they were expressly prohibited by the agreements governing the Private Placement from participating in the Rights Offering. In addition, as noted above, the record date for the Rights Offering was set for March 9, 2005, thereby ensuring that only those who were stockholders of the Company prior to the consummation of the merger with Panacos and the Private Placement would participate in the Rights Offering.

Accordingly, we do not believe that the Rights Offering and the Private Placement constituted part of the same plan of financing.

Class of Security

The security issued in the Private Placement was a unit consisting of one share of common stock and 0.45 warrants to purchase a share of common stock, while the security issued in the Rights Offering consists solely of common stock. Accordingly, the security issued in the Rights Offering does not constitute the same security as that issued in the Private Placement.

Timing of Transactions

As outlined above, the Rights Offering and the Private Placement were separated in time by several months. Discussions with respect to the Private Placement began in August 2004, and definitive agreements with respect to the Private Placement were signed on December 10, 2004. The closing of the Private Placement did not occur until March 11, 2005, largely due to the need to schedule and hold a meeting of the Company’s stockholders to approve the transaction; however, the investment decisions of

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the investors with respect to the Private Placement were made on December 10, 2004. By contrast, the Rights Offering did not commence until March 28, 2005, and concluded on April 29, 2005. Accordingly, we do not believe that the two transactions should be characterized as having occurred “at or about the same time.”

Purpose of Transactions

The primary purpose of the Rights Offering was not to raise financing, but rather to ensure that existing shareholders were able to participate in the same discount to market price that was made available to purchasers in the Private Placement. By contrast, the express purpose of the Private Placement was to raise financing in an amount that would allow the Company to consummate its merger with Panacos and to allow the combined company to have sufficient funds to operate its business following the completion of the merger. Accordingly, we do not believe that the two transactions have a common purpose.

Type of Consideration

The Company did receive cash in exchange for the units it issued in connection with the Private Placement transaction, and it will also receive cash from any stockholders that choose to exercise their rights to purchase shares of common stock in the Rights Offering. However, this is the only one of the five factors that the Private Placement and the Rights Offering have in common, and we do not believe that should be sufficient to cause the integration of the two transactions.

Securities and Exchange Commission

May 19, 2005

Appendix B: Press Release dated December 10, 2004

V.I. Technologies Announces Plans for a $5.5 Million Rights Offering

Watertown, MA (December 10, 2004) - V.I. Technologies, Inc. (Nasdaq: VITX) (“Vitex” or “the Company”), a biotechnology company dedicated to developing the next generation of anti-infective products, today announced its intention to file a registration statement with the Securities and Exchange Commission for a shareholder rights offering of its common stock with a maximum value of approximately $5.5 million. Although the detailed terms of the rights offering have not yet been determined, Vitex will offer shares of its common stock to its stockholders at $0.20 per share, which is the same price per share as in the private placement announced today. The shareholder rights offering is planned to commence in early 2005 and is subject to the closing of the merger with Panacos Pharmaceuticals Inc. (“Panacos”).

The Company plans to file a registration statement for the rights offering in early 2005 and will update shareholders at that time as to the detailed terms of the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement to be filed with the Securities and Exchange Commission becomes effective.

About Vitex

Vitex is developing the next generation of anti-infective products. The Company’s proprietary INACTINE™ technology is designed to inactivate a wide range of viruses, bacteria and parasites in units of red blood cells, and has also demonstrated its ability to remove prion proteins from red cell units. Over 40 million red cell units are transfused annually in the U.S., Europe and Japan. For more information on Vitex, please visit our web site at: http://www.vitechnologies.com.

About Panacos

Panacos Pharmaceuticals is engaged in the discovery and development of small molecule oral drugs for the treatment of HIV and other major human viral diseases. Panacos’ proprietary discovery technologies focus on novel targets in the virus life cycle, including virus fusion and virus maturation, the first and last steps of viral infection. More information on Panacos is available at http://www.panacos.com.

Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as execution of the Company’s financing and other strategic plans, quarterly fluctuations in operating results, anticipated clinical trial timelines or results, the timely availability of new products, market acceptance of the Company’s products, the impacts of competitive products and pricing, government regulation of the Company’s products and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.